Mail Stop 3561

July 24, 2008

<u>Via Fax & U.S. Mail</u>

James Keegan
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, CA 90404

  Re: Lions Gate Entertainment Corp
    Form 10-K for the fiscal year ended March 31, 2008
    Filed May 30, 2008
    File No. 001-14880

Dear Mr. Keegan:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended March 31, 2008

Consolidated Statements of Shareholders Equity, page F-5

1.   Reference is made to the line item "Exercise of stock options" in the amount
        of $(2,492) for the fiscal year ended March 31, 2008. Please explain and
        reconcile for us why such amount does not agree to the amount presented as
        "Exercise of stock options" under financing activities on the face of the
        statements of cash flows of $1,251.

Notes to the Consolidated Financial Statements

2.   Please revise your notes to the consolidated financial statements in future
        filings to include the required disclosures for goodwill and intangible assets in
        accordance with paragraph 45(a)-(c) of SFAS No. 142 for each period for
        which a balance sheet is presented.

Note 6. Other Assets, page F-18
Equity Method Investments, page F-18

3.   We note from the disclosure in Note 6 that the Company acquired a 42%
        equity interest in NextPoint Inc. for an aggregate purchase price of $21.4
        million which included $.5 million of transaction costs and the issuance of
        1,890,189 shares of the Company's common shares. Please tell us and revise
        future filings to disclose how you valued the shares issued in this transaction.
        As part of your response, you should also explain how the valuation of the
        shares issued complied with the guidance outlined in paragraph 22 of SFAS
        No. 141.

4.   Reference is made to your disclosures on page F-20 regarding your equity
        method investments in Nextpoint, Inc. and Roadside Attractions, LLC. We
        note that the terms of both arrangements include a call option to purchase the
        remaining equity interests in both of the entities and that your disclosures
        indicate that the value of each of the respective call options is included in the
        investment balance. Please tell us and revise future filings to explain how the
        value of the call options to purchase the remaining equity interest has been
        determined or calculated and the guidance you relied upon in determining
        your accounting treatment.

5.   Reference is made to your disclosure on page F-20 regarding the accounts
        receivable of $29 million due from Elevation Sales Limited. Please describe
        for us and revise future filings to discuss the nature and terms of the accounts

receivable balance. Your response and revised disclosure should discuss the payment terms of the accounts receivable balance; the collectibility of the balance; and whether any amounts have been reserved for potential collectibility issues to date.

Note 11. Capital Stock, page F-24
(c) Share-Based Compensation, page F-25
Adoption of SFAS No. 123R, page F-25

6.   We note that you have disclosed the per share impact on your results of operations for the years ended March 31, 2008 and 2007, had the Company not adopted SFAS No.123R, in the second paragraph of Note 11c. As the adoption of SFAS No.123R was required under generally accepted accounting principles, the disclosure of this information is considered a non-GAAP disclosure which is not inappropriate as outlined in SAB Topic 14:G, Question 4. In future filings, please revise to eliminate this disclosure.

Note 12. Acquisitions and Divestitures, page F-31

Acquisition of Mandate Pictures LLC, page F-31

7.   We note from the disclosure in Note 12 to your financial statements that you have valued the 1,282,999 shares issued in the Mandate acquisition based on the closing price of the Company's common shares on the date of the acquisition. This treatment does not comply with the requirements outlined in paragraph 22 of SFAS No.141 which requires that securities issued in business combinations be valued based on the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Please revise the value assigned to the shares issued in this acquisition transaction to comply with paragraph 22 of SFAS No.141 or explain why you do not believe this is required.

8.   Also, we note from the disclosures outlined in Note 12 that certain shares to be issued in connection with this acquisition are to be delivered in September 2008 and March 2009 pursuant to certain holdback provisions. We also note that the Company may be obligated to pay certain additional amounts pursuant to the purchase agreement should certain films or derivative works meet certain target performance thresholds. Please explain in further detail the terms of the holdback arrangements surrounding the additional common shares to be issued. Also, please tell us and revise Note 12 to disclose the amounts of the additional payments that may be required should certain films or derivative works meet certain performance thresholds and describe in

James Keegan
Lions Gate Entertainment Corp.
July 24, 2008
Page 4

further detail the nature and terms of the performance thresholds which must be achieved. Refer to the disclosure requirements outlined in paragraph 51f of SFAS No. 141.

Acquisition of Debmar-Mercury LLC, page F-32

9.   Please revise the notes to your financial statements to disclose the amount of additional consideration that my become payable based on the financial performance of Debmar-Mercury for the five-year period ending June 30, 2011. Also, explain in further detail the terms or conditions under which these amounts will become payable and disclose your planned accounting treatment for these potential payments.

Item 15. Exhibits, Financial Statements Schedules, page 65
(2) Schedule II, page 65

10.   We note that you indicate on page 65 that the financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the consolidated financial statements and notes thereto. However, it does not appear that all the required information, where applicable, is included in the financial statements and notes thereto. For example, we could not find the information regarding amounts charged to costs and expenses and amounts related to deductions with respect to your allowance for bad debts or sales returns. In this regard, as part of your response to us please provide a roll forward of your valuation accounts and revise future filings to include the required information prescribed in Rule 5-04 of Regulation S-X for all valuation accounts, where material. Refer to the format prescribed in Rule 12-09 of Regulation S-X.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief